                                     SCHEDULE 13(d)

                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                            Under the Securities Act of 1934

                                    (Amendment No. 1)
                                  EASTERN BANCORP, INC.
                                      COMMON STOCK
                                   CUSIP NO. 276269107


         Date of event which requires filing this statement:  November 13, 1996

         1.   NAME OF REPORTING PERSON:           James M. Sutton
                                                  6402 South Troy Circle
                                                  Englewood, CO  80111
                                                  (303) 771-6661

         2.   MEMBER OF GROUP:                    N/A

         3.   SEC USE ONLY:

         4.   SOURCE OF FUNDS:                    Cash

         5.   DISCLOSURE OF LEGAL PROCEEDINGS:    N/A

         6.   CITIZENSHIP:                        United States Citizen

         7.   SOLE VOTING POWER:                  277,500

         8.   SHARED VOTING POWER:                0

         9.   SOLE DISPOSITIVE POWER:             277,500

         10.  SHARED DISPOSITIVE POWER:           0

         11.  AGGREGATE AMOUNT BENEFICIALLY       361,350
              OWNED BY REPORTING PERSON:
                   *67,200 owned by wife
                   disclaimed as beneficial
                   ownership.

         12.  CHECK IF AGGREGATE IN ROW 11.       N/A
              EXCLUDES CERTAIN SHARES:

         13.  PERCENTAGE OF BENEFICIAL            9.8%
              OWNERSHIP:

         14.  TYPE OF REPORTING PERSON:           Individual (IN)

         ITEM 1.  SECURITY AND ISSUER:
                                                  Eastern Bancorp, Inc.
                                                  537 Central Avenue
                                                  Dover, NH  03820

         ITEM 2.  IDENTITY AND BACKGROUND:
                                     (a):         James M. Sutton

                                     (b):  Bus:   6402 South Troy Circle
                                                  Englewood, CO  80111

                                     (c):         Banking, Ameribank
                                                  Welch, WV

                                     (d):         No

                                     (e):         No

                                     (f):         United States Citizenship

         ITEM 3. SOURCE AND AMOUNT OF FUNDS:      Mr. Sutton acquired an
                                                  aggregate of 5,250 shares
                                                  of common stock, $.01 par
                                                  value per share (the
                                                  "Common Stock"), pursuant
                                                  to (i) the grant and/or
                                                  exercise of stock options
                                                  under the stock option plans
                                                  of Eastern Bancorp, Inc.
                                                  (the "Issuer") and (ii)
                                                  certain of the Issuer's
                                                  equity-based compensation
                                                  plans such as the
                                                  Directors' Deferred
                                                  Compensation Plan.  Mr.
                                                  Sutton acquired an
                                                  aggregate of 356,100 shares
                                                  of the Common Stock in open
                                                  market purchases from
                                                  May 1990 through June 1996
                                                  at purchase prices ranging
                                                  from $3.50 to $23.50 per
                                                  share.

         ITEM 4.  PURPOSE OF TRANSACTION:
                                     (a):         On November 13, 1996, the
                                                  reporting person and
                                                  certain other individuals
                                                  executed a Stockholders'
                                                  Agreement pursuant to which
                                                  such persons agreed to vote
                                                  all shares of Common Stock
                                                  that such persons
                                                  beneficially own for the
                                                  proposed merger of the
                                                  Issuer with and into
                                                  Vermont Financial Services
                                                  Corporation and against any
                                                  other similar transaction
                                                  involving the Issuer.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:
                                     (a):         Mr. Sutton owns 361,350
                                                  shares of Common Stock,
                                                  approximately 9.8% of the
                                                  Issuer's outstanding common
                                                  stock.  This number
                                                  includes 267,750 shares of
                                                  Common Stock owned by JMS
                                                  Investors, Ltd., a Family
                                                  Limited Partnership of
                                                  which Mr. Sutton is the
                                                  general partner.
                                                  Mr. Sutton disclaims
                                                  beneficial ownership of
                                                  these shares, except to the
                                                  extent of his direct
                                                  pecuniary interest therein.
                                                  This number also includes
                                                  an aggregate of 4,500
                                                  shares owned by Mr. Sutton
                                                  as custodian for his
                                                  children.  This number also
                                                  includes 3,300 shares owned
                                                  by Mr. Sutton's wife and an
                                                  aggregate of 63,900 shares
                                                  owned by Mr. Sutton's wife
                                                  as custodian for their
                                                  children over which
                                                  Mr. Sutton has no voting or
                                                  dispositive power.  This
                                                  number also includes 5,250
                                                  shares owned by American
                                                  Bankshares, Inc. over which
                                                  Mr. Sutton shares voting
                                                  and dispositive power.
                                                  This number also includes
                                                  5,250 shares of Common
                                                  stock issuable upon the
                                                  exercise of stock options
                                                  that are exercisable within
                                                  60 days of October 31,
                                                  1996.

                                     (b):         The reporting person has
                                                  the sole power to vote
                                                  277,500 shares and the
                                                  power to dispose of same.

                                     (c):         Following is the listing of
                                                  stock purchased by the
                                                  reporting person or related
                                                  parties at Dean Witter,
                                                  Denver Tech Center Office*
                                                  *Recap & attached
                                                  Attachments A-1 -- A-13.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

                                     On November 13, 1996, the reporting
                                     person and certain other individuals
                                     executed a Stockholders' Agreement
                                     pursuant to which such persons agreed to vote all shares of Common Stock that such persons beneficially own for the proposed merger of the Issuer with and into Vermont Financial Services Corporation and against any other similar transaction involving the Issuer.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

                                     None.

                                       SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 November 25, 1996
                                                 -------------------------
                                                 (Date)

                                                 /s/ James M. Sutton
                                                 -------------------------
                                                 (Signature)

                                                 /s/ James M. Sutton
                                                 -------------------------
                                                 (Name and Title)

                                 JAMES M SUTTON


--------------------------------------------------------------------------------
                                                       # OF            PRICE PER
  DATE         ACTION                                 SHARES             SHARE
--------------------------------------------------------------------------------
05-17-90       BOUGHT                                  2,000             10.00
05-22-90       BOUGHT                                  2,000             10.25
05-23-90       BOUGHT                                  6,000             10.25
05-25-90       BOUGHT                                 10,000             10.13
06-07-90       BOUGHT                                  5,000              9.88
06-08-90       BOUGHT                                  5,000              9.88
08-23-90       BOUGHT                                  1,000              7.25
08-23-90       BOUGHT                                  2,000              7.50
08-24-90       BOUGHT                                  8,000              7.50
08-28-90       BOUGHT                                  5,000              7.25
08-31-90       BOUGHT                                 10,000              7.25
09-18-90       BOUGHT                                  2,000              8.00
09-20-90       BOUGHT                                  1,000              7.75
09-21-90       BOUGHT                                  6,500              7.75
09-24-90       BOUGHT                                  2,500              7.75
09-28-90       BOUGHT                                  2,000              7.50
10-01-90       BOUGHT                                  4,000              7.50
10-02-90       BOUGHT                                  4,000              7.50
10-09-90       BOUGHT                                  2,500              7.25
10-10-90       BOUGHT                                  5,500              7.25
10-12-90       BOUGHT                                  2,000              7.25
10-12-90       BOUGHT                                 10,000              7.00
11-02-90       BOUGHT                                  2,500              7.25
11-06-90       BOUGHT                                  7,500              7.25
12-17-90       BOUGHT                                  3,000              7.25
05-21-93       BOUGHT                                  2,000             12.50
05-24-93       BOUGHT                                  1,000             12.50
05-25-93       BOUGHT                                  1,000             12.50
06-22-93       BOUGHT                                  1,000             12.00
06-30-93       BOUGHT                                  1,000             12.00
07-07-93       BOUGHT                                  2,000             12.50

07-26-93       SENT TO JIM SUTTON                   (117,000)              N/A
               STOCK CERTIFICATES

11-08-93       SENT TO JIM SUTTON                     (2,000)              N/A
               STOCK CERTIFICATE

04-06-94       BOUGHT                                  2,000             15.75

04-19-94       GIFTED TO                              (2,000)              N/A
               JIM SUTTON INVESTORS LTD
               343-60730

TOTAL SHARES AS OF 11-21-96                                0

                          JAMES M SUTTON INVESTORS LTD
                                  A PARTNERSHIP


--------------------------------------------------------------------------------
                                                       # OF            PRICE PER
  DATE         ACTION                                 SHARES             SHARE
--------------------------------------------------------------------------------

08-23-93       RECEIVED STOCK                         69,000               N/A
               CERTIFICATES FROM
               JIM SUTTON

04-11-94       RECEIVED STOCK                         50,000               N/A
               CERTIFICATES FROM
               JIM SUTTON

04-19-94       GIFTED FROM                             2,000             15.75
               JIM SUTTON
               343-35542

10-06-94       BOUGHT                                  5,000             20.50
10-14-94       BOUGHT                                 27,500             20.50
10-28-94       BOUGHT                                 10,000             18.00
11-02-94       BOUGHT                                  5,000             17.75
11-18-94       BOUGHT                                  1,000             18.25
11-22-94       BOUGHT                                  4,000             18.25
11-22-94       BOUGHT                                  4,000             17.75
11-23-94       BOUGHT                                  1,000             17.63
06-19-96       STOCK SPLIT 3:2                        89,250

TOTAL SHARES AS OF 11-21-96                          267,750

                             AMERICAN BANKSHARES INC


--------------------------------------------------------------------------------
                                                       # OF            PRICE PER
  DATE         ACTION                                 SHARES             SHARE
--------------------------------------------------------------------------------

05-09-96       BOUGHT                                  2,500             23.50
05-20-96       BOUGHT                                    200             23.50
06-10-96       BOUGHT                                    800             23.50
06-19-96       STOCK SPLIT 3:2                         1,750

TOTAL SHARES AS OF 11-21-96                            5,250

                             DEBORAH ANN SUTTON IRA


--------------------------------------------------------------------------------
                                                       # OF            PRICE PER
  DATE         ACTION                                 SHARES             SHARE
--------------------------------------------------------------------------------

12-28-90       BOUGHT                                  3,300              6.75
06-19-96       STOCK SPLIT 3:2                         1,650

TOTAL SHARES AS OF 11-21-96                            4,950

                               JAMES M SUTTON IRA


--------------------------------------------------------------------------------
                                                       # OF            PRICE PER
  DATE         ACTION                                 SHARES             SHARE
--------------------------------------------------------------------------------

12-26-90       BOUGHT                                  1,000              6.75
12-26-90       BOUGHT                                  6,600              6.75
06-19-96       STOCK SPLIT 3:2                         3,800

TOTAL SHARES AS OF 11-21-96                           11,400

                              DEBORAH A SUTTON C/F
                                 JASON H SUTTON


--------------------------------------------------------------------------------
                                                       # OF            PRICE PER
  DATE         ACTION                                 SHARES             SHARE
--------------------------------------------------------------------------------

12-26-90       BOUGHT                                  1,025              6.75
01-07-91       BOUGHT                                    250              6.75
01-09-91       BOUGHT                                    375              6.75
01-10-91       BOUGHT                                  1,250              6.75
01-11-91       BOUGHT                                    625              6.75
01-17-91       BOUGHT                                    375              6.50
01-18-91       BOUGHT                                    500              6.50
07-08-91       BOUGHT                                  2,500              6.25
07-10-91       BOUGHT                                  1,250              5.75
11-21-91       BOUGHT                                    500              5.75
11-26-91       BOUGHT                                    750              5.75
12-02-91       BOUGHT                                    500              5.25
12-04-91       BOUGHT                                    750              5.25
06-19-96       STOCK SPLIT 3:2                         5,325

TOTAL SHARES AS OF 11-21-96                           15,975

                              DEBORAH A SUTTON C/F
                                PRESTON H SUTTON


--------------------------------------------------------------------------------
                                                       # OF            PRICE PER
  DATE         ACTION                                 SHARES             SHARE
--------------------------------------------------------------------------------

12-26-90       BOUGHT                                  1,025              6.75
01-07-91       BOUGHT                                    250              6.75
01-09-91       BOUGHT                                    375              6.75
01-10-91       BOUGHT                                  1,250              6.75
01-11-91       BOUGHT                                    625              6.75
01-17-91       BOUGHT                                    375              6.50
01-18-91       BOUGHT                                    500              6.50
07-08-91       BOUGHT                                  2,500              6.25
07-10-91       BOUGHT                                  1,250              5.75
11-21-91       BOUGHT                                    500              5.75
11-26-91       BOUGHT                                    750              5.75
12-02-91       BOUGHT                                    500              5.25
12-04-91       BOUGHT                                    750              5.25
06-19-96       STOCK SPLIT 3:2                         5,325

TOTAL SHARES AS OF 11-21-96                           15,975

                              DEBORAH A SUTTON C/F
                                 MARLEY R SUTTON


--------------------------------------------------------------------------------
                                                       # OF            PRICE PER
  DATE         ACTION                                 SHARES             SHARE
--------------------------------------------------------------------------------

12-26-90       BOUGHT                                  1,025              6.75
01-07-91       BOUGHT                                    250              6.75
01-09-91       BOUGHT                                    375              6.75
01-10-91       BOUGHT                                  1,250              6.75
01-11-91       BOUGHT                                    625              6.75
01-17-91       BOUGHT                                    375              6.50
01-18-91       BOUGHT                                    500              6.50
07-08-91       BOUGHT                                  2,500              6.25
07-10-91       BOUGHT                                  1,250              5.75
11-21-91       BOUGHT                                    500              5.75
11-26-91       BOUGHT                                    750              5.75
12-02-91       BOUGHT                                    500              5.25
12-04-91       BOUGHT                                    750              5.25
06-19-96       STOCK SPLIT 3:2                         5,325

TOTAL SHARES AS OF 11-21-96                           15,975

                              DEBORAH A SUTTON C/F
                                 PARKER H SUTTON


--------------------------------------------------------------------------------
                                                       # OF            PRICE PER
  DATE         ACTION                                 SHARES             SHARE
--------------------------------------------------------------------------------

12-26-90       BOUGHT                                  1,025              6.75
01-07-91       BOUGHT                                    250              6.75
01-09-91       BOUGHT                                    375              6.75
01-10-91       BOUGHT                                  1,250              6.75
01-11-91       BOUGHT                                    625              6.75
01-17-91       BOUGHT                                    375              6.50
01-18-91       BOUGHT                                    500              6.50
07-08-91       BOUGHT                                  2,500              6.25
07-10-91       BOUGHT                                  1,250              5.75
11-21-91       BOUGHT                                    500              5.75
11-26-91       BOUGHT                                    750              5.75
12-02-91       BOUGHT                                    500              5.25
12-04-91       BOUGHT                                    750              5.25
06-19-96       STOCK SPLIT 3:2                         5,325

TOTAL SHARES AS OF 11-21-96                           15,975

                               JAMES M SUTTON C/F
                                 JASON H SUTTON


--------------------------------------------------------------------------------
                                                       # OF            PRICE PER
  DATE         ACTION                                 SHARES             SHARE
--------------------------------------------------------------------------------

04-28-93       BOUGHT                                    250             13.50
05-17-93       BOUGHT                                    500             13.00
06-19-96       STOCK SPLIT 3:2                           375

TOTAL SHARES AS OF 11-21-96                            1,125

                               JAMES M SUTTON C/F
                                PRESTON H SUTTON


--------------------------------------------------------------------------------
                                                       # OF            PRICE PER
  DATE         ACTION                                 SHARES             SHARE
--------------------------------------------------------------------------------

04-28-93       BOUGHT                                    250             13.50
05-17-93       BOUGHT                                    500             13.00
06-19-96       STOCK SPLIT 3:2                           375

TOTAL SHARES AS OF 11-21-96                            1,125

                               JAMES M SUTTON C/F
                                 MARLEY R SUTTON


--------------------------------------------------------------------------------
                                                       # OF            PRICE PER
  DATE         ACTION                                 SHARES             SHARE
--------------------------------------------------------------------------------

04-28-93       BOUGHT                                    250             13.50
05-17-93       BOUGHT                                    500             13.00
06-19-96       STOCK SPLIT 3:2                           375

TOTAL SHARES AS OF 11-21-96                            1,125

                               JAMES M SUTTON C/F
                                 PARKER R SUTTON


--------------------------------------------------------------------------------
                                                       # OF            PRICE PER
  DATE         ACTION                                 SHARES             SHARE
--------------------------------------------------------------------------------

04-28-93       BOUGHT                                    250             13.50
05-17-93       BOUGHT                                    500             13.00
06-19-96       STOCK SPLIT 3:2                           375

TOTAL SHARES AS OF 11-21-96                            1,125